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                           December 11, 2023

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 29,
2023
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 24, 2023 letter.

       Amendment No. 3 to Form S-1 filed November 29, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       60

   1. We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other
new compensation awards in connection with this offering. Please disclose the expected
future expense that will result once this offering is
                                                        effective. Disclose
when that expense is expected to affect your results of operations.
 Matthew R. A. Heiman
FirstName LastNameMatthew    R. A. Heiman
Waystar Holding  Corp.
Comapany11,
December  NameWaystar
              2023       Holding Corp.
December
Page 2    11, 2023 Page 2
FirstName LastName
       Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Brentani, Esq.